

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2021

Bala Venkataraman
Chief Executive Officer
Amplitude Healthcare Acquisition Corporation
1177 Avenue of the Americas, Fl 40
New York, NY 10036

>   **Re: Amplitude Healthcare Acquisition Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed August 9, 2021**
>   **File No. 333-256875**

Dear Mr. Venkataraman:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus
Jasper, page 22

1.   From your disclosure on pages 197 and 199, it appears that your clinical trial for JSP191 for the treatment of MDS/AML is an ongoing Phase 1 trial that is currently enrolling a Phase 1b dose expansion and your clinical trial for JSP191 for the treatment of SCID is an ongoing Phase 1/2 trial that will complete enrollment by the end of 2022. Given that disclosure, it appears that you should revise the pipeline table here and on page 189 to shorten the corresponding boxes to no longer than the middle of Phase 1, rather than the end of Phase 1, for the MDS/AML trial and the beginning of Phase 2, rather than the end of Phase 2, for the SCID trial. Please also review the current status of your product candidates that are shown in the pipeline table to have completed the preclinical phase and revise the pipeline table as appropriate. We also note that your milestone column indicates

that the next milestone for JSP191 for the treatment of MDS/AML is completion of study enrollment of a Phase 1/2 trial. Please revise or advise.

You may contact Christie Wong at 202-551-3684 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Christopher Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christopher D. Barnstable-Brown, Esq.